ZEN Graphene Solutions Highlights Results

of Annual Shareholder Meeting

Company receives shareholder support to transition
toward its nanotechnology and health sciences focus

Retains CORE IR for investor relations, public relations,

U.S. listing advisory and capital markets advisory

Guelph, ON - October 4, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, today announces that shareholders have approved all resolutions put forward at the annual shareholder meeting held on September 27, 2021. These resolutions include several initiatives to better align the company's classifications and communications with its value proposition in nanotechnology and health sciences.

"We are extremely grateful and pleased that our shareholders are as enthusiastic about the new direction of our company as everyone here on the ZEN team. These resolutions will allow us to more properly position ZEN as an IP development company focused on technologies that enhance safety and improve health. We expect these steps to generate additional interest in the U.S. investment community and other markets where our story is currently underserved. These initiatives include potential listings on alternative exchanges in both the U.S. and Canada, a corporate name change, and a long-term incentive program for our employees aligned with these goals," commented Greg Fenton, ZEN CEO.

The Company also recently retained CORE IR, a New York based investor and public relations firm focused on small to mid-cap companies, to assist in establishing relationships in the U.S. capital markets, advise on a potential US listing, interface with investors and engage in PR activities that provide greater visibility for the Company and its mission.

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.